UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A.
Unaudited Consolidated Financial
Information at June 30, 2011
and Review Report of Independent
Accountants

Review Report of Independent Accountants
To the Board of Directors and Shareholders
Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., included in the Quarterly Information (ITR) Form for the quarter ended June 30, 2011, comprising the balance sheet and the statements of income for the six months and three months periods then ended, and the statements of changes in equity and cash flows for the six month period ended and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the rules and regulations of the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated
Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the rules and regulations of the Brazilian Securities Commission (CVM).

2 of 45

Fibria Celulose S.A.

Other Matters

Interim Statements of Value Added

We have also reviewed the consolidated interim statements of value added for the six month period ended June 30, 2011, which are required to be presented in accordance with rules and regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.

São Paulo, July 26, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça
Contador CRC 1SP196994/O-2

3 of 45

Fibria Celulose S.A.

Consolidated Balance Sheets
In thousands of reais

Assets	June 30, 2011	December 31, 2010
	(Unaudited)
Current
Cash and cash equivalents (Note 5)	356,234	431,463
Marketable securities (Note 6)	1,931,192	1,640,935
Derivative instruments (Note 7)	113,801	80,502
Trade accounts receivable, net (Note 8)	886,858	1,138,176
Inventories (Note 9)	1,219,704	1,013,841
Recoverable taxes (Note 10)	271,180	282,423
Assets held for sale (Note 23)	1,044,489	1,196,149
Other receivables	104,867	115,165

	5,928,325	5,898,654

Non-current
Derivative instruments (Note 7)	95,036	52,470
Related parties receivables (Note 12)	4,683	5,307
Deferred taxes (Note 11)	1,120,579	1,332,025
Recoverable taxes (Note 10)	636,893	590,967
Advances to suppliers	651,811	693,490
Other receivables	192,317	145,768
Investments	7,754	8,301
Biological assets (Note 14)	3,229,232	3,550,636
Property, plant and equipment (Note 13)	12,106,602	12,979,431
Intangible assets (Note 15)	4,858,238	4,906,443

	22,903,145	24,264,838

Total assets	28,831,470	30,163,492

4 of 45

Fibria Celulose S.A.

Unaudited Consolidated Balance Sheets
In thousands of reais

Liabilities and shareholders' equity	June 30, 2011	December 31, 2010
	(Unaudited)
Current
Loans and financing (Note 16)	822,319	623,684
Trade payables	355,595	424,488
Payroll, profit sharing and related charges	116,306	121,691
Taxes payables	94,879	63,436
Payable - Aracruz acquisition	626,113	1,440,676
Liabilities related to the assets held for sale (Note 23)	36,909	95,926
Dividends payables	392	266,300
Other payables	140,947	156,135

	2,193,460	3,192,336

Non-current
Loans and financing (Note 16)	9,000,079	9,957,773
Taxes payables	51,565	75,365
Deferred taxes (Note 11)	1,344,326	1,222,360
Provision for contingencies (Note 17)	57,203	155,028
Other payables	172,666	155,784

	10,625,839	11,566,310

Shareholders' equity
Capital	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)

Other reserves	1,627,422	1,627,903
Legal reserves	5,381,771	5,381,771
Retained earnings	604,390

Equity attributable to shareholders of the Company	15,985,322	15,381,413
Equity attributable to non-controlling interest	26,849	23,433

	16,012,171	15,404,846

Total liabilities and shareholders' equity	28,831,470	30,163,492

The accompanying notes are an integral part of this interim financial information.

5 of 45

Fibria Celulose S.A.

Unaudited Consolidated Statements of Income
In thousand of reais, except for the earnings per shares

	April 1 to June 30, 2011 (3 months)	June 30, 2011 (6 months)	April 1 to June 30, 2010 (3 months)	June 30, 2010 (6 months)

Continuing operations

Net revenues (Note 19)	1,458,522	3,006,209	1,628,028	3,139,427
Cost of sales (Note 21)	(1,249,504)	(2,476,230)	(1,156,818)	(2,286,887)

Gross profit	209,018	529,979	471,210	852,540

Operating income (expenses)
Selling expenses (Note 21)	(73,244)	(138,065)	(84,513)	(146,056)
Administrative (Note 21)	(82,449)	(157,554)	(78,088)	(147,717)
Equity in losses of affiliates, net	(254)	(305)	(316)	(607)
Other operating expenses, net (Note 21)	(15,284)	(28,652)	88,030	44,099

	(171,231)	(324,576)	(74,887)	(250,281)

Income before financial income and expenses	37,787	205,403	396,323	602,259

Financial income (Note 20)	186,890	306,567	21,029	203,722
Financial expenses (Note 20)	(237,879)	(496,336)	(227,100)	(560,244)
Foreign exchange gain (loss) (Note 20)	327,587	477,835	(103,947)	(290,585)

	276,598	288,066	(310,018)	(647,107)

Income (loss) from continuing operations before taxes on income	314,385	493,469	86,305	(44,848)

Taxes on income
Current (Note 11)	68,852	72,214	2,532	75,272
Deferred (Note 11)	(168,477	(203,002)	49,770	108,863

Net income from continuing operations	214,760	362,681	138,607	139,287

Discontinued operations
Net income (loss) from discontinued operations (Note 23)	0	240,655	(8,885)	(768)

Net income	214,760	603,336	129,722	138,519

Attributable to
Shareholders of the Company - continuing operations	215,013	361,248	128,550	136,863
Shareholders of the Company - discontinuing operations		240,655		(768)
Non-controlling interest	(253)	1,433	1,172	2,424

Net income	214,760	603,336	129,722	138,519

Basic and diluted earnings per share - continuing operations (in reais) (Note 22)	0,265	0.773	0,276	0.293

Basic and diluted earnings (loss) per share - discontinuing operations (in reais) (Note 22)		0.515		(0.002)

The accompanying notes are an integral part of this interim financial information.

6 of 45

Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais

A separate "Statement of Comprehensive Income" is not presented as there are no further comprehensive income items.

				Statutory reserves
	Capital	Capital reserve	Treasury shares	Other reserves	Legal	Investments	Special reserve for minimum dividends not distributed	Retained earnings	Total	Non- controlling interest	Total

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Realization of revaluation reserve, net of tax				(627)				627
Net income								136,095	136,095	2,424	138,519
Acquisition of own shares for treasury			(9,590)						(9,590)		(9,590)

As of June 30, 2010 (Unaudited)	8,379,397	2,688	(10,346)	1,628,471	273,868	4,650,241	121,958	136,722	15,182,999	21,349	15,204,348

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Capital increase										1,983	1,983
Realization of revaluation reserve, net of tax				(481)				481
Net income								601,903	601,903	1,433	603,336
Lapsed dividends								2,006	2,006		2,006

As of June 30, 2011 (Unaudited)	8,379,397	2,688	(10,346)	1,627,422	303,800	5,077,971		604,390	15,985,322	26,849	16,012,171

The accompanying notes are an integral part of this interim financial information.

7 of 45

Fibria Celulose S.A.

Unaudited Consolidated Statements of Cash Flow
In thousand of reais

	June 30, 2011 (6 months)	June 30, 2010 (6 months)

Income (loss) from continuing operations before taxes on income	493,469	(44,848)

Adjusted by
Income before taxes on income from discontinued operations (Note 23)	364,629	(1,164)
Depreciation, depletion and amortization	959,537	819,159
Unrealized foreign exchange (gains) losses, net	(477,702)	290,585
Change in fair value of financial instruments	(182,682)	287
Equity in losses of affiliates, net	305	607
Accretion of present value - Aracruz acquisition	41,008	187,780
Loss on disposal of property, plant and equipment, net	(5,046)	10,708
Gain on disposal of investment, net	(357,196)
Interest income	(90,490)	(101,875)
Interest expense	340,028	353,884
Change in fair value of biological assets	(5.790)	(68,296)
Provisions and others	36,405	(14,168)

Decrease (increase) in assets
Trade accounts receivable	116,278	(315,735)
Inventories	(272,599)	(101,289)
Recoverable taxes	(72,625)	(39,705)
Related parties	624
Other receivables/advances to suppliers	6,509	110,191

Decrease (increase) in liabilities
Trade payables	6,851	55,270
Taxes payables	(3,787)	15,785
Payroll, profit sharing and related charges	1,939	(16,879)
Other payables	(46,968)	(72,972)

Cash provided by operating activities	852,697	1,067,325

Interest received	128,490	74,871
Interest paid	(276,213)	(377,115)
Income taxes paid		(11,766)

Net cash provided by operating activities	704,974	753,315

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(855,572)	(2,084,524)
Acquisition of property, plant and equipment	(612,607)	(411,473)
Marketable securities, net	(328,257)	1,629,038
Proceeds from sale of an interest in an affiliate (Note 1.(c))	1,508,768
Proceeds from sale of property, plant and equipment	36,229	3,603
Cash received (paid) on maturity of derivatives”	106,817	(9,605)
Acquisition of intangible assets and others	(1,280)

Net cash used in investing activities	(145,902)	(872,961)

Cash flows from financing activities
Borrowings	2,417,041	3,708,254
Repayments - principal amount	(2,737,986)	(3,616,504)
Dividends paid	(263,902)
Others	7,266	(9,716)

Net cash provided by (used in) financing activities	(577,581)	82,034

Effect of exchange rate changes on cash and cash equivalents	(56,720)	25,733

Net decrease in cash and cash equivalents	(75,229)	(11,879)

Cash and cash equivalents at beginning of year	431,463	645,749

Cash and cash equivalents at end of quarter	356,234	633,870

The accompanying notes are an integral part of this interim financial information.

8 of 45

Fibria Celulose S.A.

Unaudited Consolidated Statements of Value Added
In thousand of reais

	June 30, 2011 (6 months)	June 30, 2010 (6 months)

Revenue
Gross Sales	3,230,118	3,707,676
Revenue relating to the construction of own assets and others	830,759	173,227

	4,060,877	3,880,903

Inputs acquired from third parties
Cost of Sales	1,322,362	1,168,553
Materials, energy, outsourced services and others	621,980	569,566

	1,944,342	1,738,119

Gross value added	2,116,535	2,142,784

Retentions
Depreciation and amortization	959,537	819,159

Net value added generated by the entity	1,156,998	1,323,625

Value added received through transfer
Equity in results of investees	(305)	(607)
Finance income	947,837	830,322

	947,531	829,715

Total value added to distribute	2,104,529	2,153,340

Distribution of value added
Personnel and social charges	294,703	307,847
Direct remuneration	230,171	231,938
Benefits	51,747	59,499
Government Severance Indemnity Fund for Employees(FGTS)	12,785	16,410

Taxes and contributions	468,424	8,407
Federal	368,468	(115,746)
State	87,467	115,273
Municipal	12,489	8,880

Interest and rentals	738,066	1,698,567
Profit not invested (loss) for the year	601,903	136,095
Non-controlling interest	1,433	2,424

Value added distributed	2,104,529	2,153,340

The accompanying notes are an integral part of this interim financial information.

9 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

1	Operations

(a)	General information

Fibria Celulose S.A. and its subsidiaries (the "Company", "Fibria", "we" ) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo that produces eucalyptus pulp from our forestry operations.

The Company's business is affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(b)	Facilities in operation and forest base

The company operates bleached eucalyptus Kraft pulp facilities, with total annual capacity of approximately 5.25 million tons in the following locations:

Facility	Location (Brazil)	Annual production capacity (tons

Pulp Facilities
Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)	Represents 50% of the annual production capacity of Veracel's pulp mill.

Fibria forests are located in seven Brazilian states, consisting of approximately 954 thousand hectares, including reforested and protected areas as follows:

	Forested	Total Area

State
São Paulo	80,265	147,551
Minas Gerais	13,277	27,227
Rio de Janeiro	1,696	3,414
Mato Grosso do Sul	217,941	332,414
Bahia	146,010	278,752
Espírito Santo	96,346	164,808

	555,536	954,165

10 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(c)	Sales of CONPACEL and KSR

On December 21, 2010, the board of directors approved the disposal of its cash generating units (“CGUs”), Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company consummated the sale in January 31, 2011 and February 28, 2011 of the legacy net assets of CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, upon signing with Suzano Papel e Celulose S.A. ("Suzano") the purchase agreement establishing covenants for the payment by Suzano.

The disposal of its CGUs is consistent with the Company’s strategy of concentrate activities in the pulp business and strengthens the Company’s strategic focus in the market pulp. The Company has used the proceeds to reduce its debt levels.

Information about the results and cash flows of the discontinued businesses are presented in Note 23.

(d)	Piracicaba Unit and Losango Project

In June 30, 2011, management, in implementing the strategy of the Company’ to  concentrate activities in the pulp business and taking into account the programs in place in order to identify a potential buyer and to conclude the sale of the paper facility in Piracicaba and the Losango project assets, announced the intention of divest the assets.

2	Presentation of Interim Financial Information and Significant Accounting Practices

2.1	Interim Financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), which are consistent to the ones used in the financial statements for the year ended December 31, 2010, having as an objective to provide an update of the activities, events and significant circumstances related to that statement.

The accounting practices, which include the measurement principles for recognition and valuation of the assets and liabilities, as well as   the calculation methods used in the preparation of this financial statement and the use of the estimates, are the same as those used in the preparation of the most recent annual financial statements disclosed.

11 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

2.2	Approval of the Financial Information

The issue of this financial information was approved by the Board of Directors on July 25, 2011.

2.3	Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom equal the related actual results.

In the six months ended June 30, 2011, there have been no relevant changes in the estimates and assumptions which present a significant risk, which are likely to cause a significant adjustment in the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 4 to our most recent annual financial statements.

3	Standards, Amendments and Interpretations of Existing Standards that Are not Yet Effective

Below is a list of standards/interpretations that have been issued and are effective for future periods. The Company has not early adopted these standards/interpretations.

.
IAS 28 - "Investments in associates and joint ventures", IFRS 11 – “Joint arrangements” and IFRS 12 “Disclosure of interests in other entities”, all issue in May, 2011. The main change introduced by these standards is the impossibility of proportionate consolidation of entities whose control of liquid assets be shared through an agreement between two or more parties, and classified as a Joint Venture.

The IFRS 11 conceptualize two types of classification for agreements:

(i)	“Joint operations” - A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

(ii)	“Joint ventures”- A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement..

In addition, the IFRS 12 requires an entity to disclose qualitative financial statements concerning the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The management is assessing the impacts of these standards in the existing joint arrangements.

.
IFRS 7 “Financial Instruments – Disclosures”, issued in October 2010. The change in the standard on disclosure of financial instruments seeks to promote transparency in the disclosure of financial asset transfer transactions, improve user’s understanding of the exposure to risk in these transfers, and the effect of these risks on the balance sheet, particularly those involving the securitization of financial assets. The standard is applicable to fiscal years starting on or after July 1, 2011.

12 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

.
IFRS 9 “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets:  amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods need not be resubmitted if the entity adopts the standard for the periods started or starting before January 1, 2012. The standard is applicable as from January 1, 2013. It is not expected to have any impact on consolidated entity's financial information.

.
IFRS 10 “Consolidated financial statements”, issued in May 2011. This standard is based on the principles related to the identification of the concept of control as a key factor of when an entity should be consolidated into the financial statements. The standard establishes an additional guidance to assist in determining the control when there is doubt in such evaluation. The standard is applicable as from January 1, 2013. It is not expected to have any impact on consolidated entity's financial information.

.
IFRS 13 “Fair value measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce the complexity of the disclosures required by the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not expected to have any impact on consolidated entity's financial information.

.
IAS 19 “Employee benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will affect the accounting of the liabilities of the SEPACO plan, as defined in Note 25(c) to the annual financial statement, however, relevant effects are expected by the management.

4	Financial Risk Management

During the six months ended June 30, 2011, Fibria announced and approved the new indebtedness and liquidity management policy, as detailed in item 4.2. The other polices and financial risk factors disclosed in the annual financial statement (Note 5), did not have any relevant changes. Below is presented an update of the liabilities and financial assets table by maturity, of the indices of financial leverage and of the sensitivity analysis, which are considered relevant by management for quarterly monitoring.

4.1	Liquidity risk

The table below presents the Company non-derivative financial liabilities and the outstanding derivative financial assets and liabilities grouped by relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date The amounts disclosed in the table are the contractual undiscounted cash flows.

13 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2011 (i)
Loans and financing	(1,100,400)	(925,350)	(3,504,115)	(3,846,229)
Finance lease liabilities	(7,295)	(3,865)	(5,025)
Payable - Aracruz acquisition	(626,113)
Trade and other payables (ii)	(525,218)	(44,546)	(14,516)	(35,080)

	(2,259,026)	(973,761)	(3,523,656)	(3,881,309)

At December 31, 2010 (i)
Loans and financing	(619,495)	(603,556)	(2,881,487)	(6,453,470)
Finance lease liabilities	(4,189)	(13,260)	(6,000)
Payable - Aracruz acquisition	(1,440,676)
Trade and other payables (ii)	(582,787)	(21,409)	(14,516)	(39,840)

	(2,647,147)	(638,225)	(2,902,003)	(6,493,310)

(i)
As the amounts included in the table are the contractual undiscounted cash flows, these amounts do not reconcile to the amounts disclosed in the balance sheet for the corresponding line items: loans, derivative financial instruments and trade and other payables.

(ii)	Trade and other payables do not include actuarial liability of R$ 79,043 (R$ 70,163 at December 31, 2010).

4.2	Capital risk management

Management monitors capital on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by EBITDA as defined by management (net income plus income tax, depreciation, depletion and amortization and other items). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments

On May 6, 2011, the Board of Directors has approved a new Indebtedness and Liquidity Management Policy, which aims to set guidelines for indebtedness and liquidity management, with the objective of regaining and maintaining, at all times, an investment grade level by S&P, Moody´s and Fitch.

Achieving investment grade is expected to allow Fibria to diversify its financing sources, to allow timely access to the capital markets, to lower financing costs, thus creating value to stakeholders. This Policy reinforces Fibria's corporate governance and is part of its internal controls. It is complementary to the "Market Risk Management Policy" and is applicable to Fibria Celulose S.A. and its subsidiaries (Company). The Risk Management Department has the discretion to control and report, independently from Treasury, those indicators described herein.

Fibria objective is to maintain a Net Debt to EBITDA ratio within the range of 2.0x and 2.5x. Nevertheless, Fibria may reach a maximum leverage ratio of 3.5x depending on the point of the expansion cycle. At no time, Fibria will take strategic and management decisions that may result in this ratio to exceed 3.5x. The Net Debt over EBITDA ratio shall be calculated based on the last day of each quarter as the division of Net Debt at this date by accumulated EBITDA during the preceding four quarters.

14 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Company should maintain a Minimum Cash Balance, as defined below, in order to avoid that any cash flow mismatches jeopardizes its liquidity. The Minimum Cash Balance is defined as the sum of: (i) the minimum cash necessary to support Fibria´s operational cash conversion cycle; (ii) the minimum cash necessary to support short term debt service. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria´s liquidity will be mainly monitored mainly through 12 months projected cash flows. Cash flow projections shall comprise stress tests considering exogenous market risk factors such as fluctuations in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

The financial debt and liquidity management should still consider the contractual financial covenants, contemplating a safety margin in order form them not to be exceeded.

The Company will prioritize funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

Should the Net Debt over EBITDA ratio and / or the Minimum Cash Balance not be within the guidelines limits due to exogenous facts, all efforts shall be taken to bring them back to compliance.

Fibria’s Treasury is in charge of elaborating contingency plans, which will specify all necessary actions to address such potential non-compliance. The plan shall be submitted to the Finance Committee and duly monitored by all parties involved in this process.

The indebtedness ratios at June 30, 2011 and December 31, 2010 were as follows:

	Millions of reais (12 months )

	June 30, 2011	December 31, 2010

Loans and financing	9,822	10,581
Payable - Aracruz acquisition	626	1,441

Less: cash and cash equivalents	356	431
Less (plus): derivative instruments	209	133
Less: marketable securities	1,931	1,641

Net debt	7,952	9,817

Total adjusted index	2,497	2,749

Indebtedness ratio	3.2	3.6

15 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Adjusted index is reconciled to the book values as follows:

	Millions of reais (12 months )

	June 30, 2011	December 31, 2010

Income before financial results and taxes on income
Continuing operations	590	980
Discontinued operations	471	120
Depreciation, amortization and depletion (i)	1,719	1,617

EBITDA	2,780	2,717

Gain on disposal of net assets of CONPACEL and KSR (Note 23)	(357)
Impairment of ICMS tax credits	98	111
Change in fair values of biological assets	(30)	(92)
Others	6	13

	2,497	2,749

(i)       Does include amounts allocated to the cost of sales, selling and administrative expenses.

The reduction observed in the indebtedness ratio results from a substantial reduction in indebtedness of the Company as proceeds from the sale of the assets of CONPACEL and KSR were used mainly to repay debt. The appreciation of the Real against the dollar also contributed to the reduction of the ratio.

4.3	Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects from changes in relevant risk variables to which the Company is exposed at the end of the period. Management believes that a reasonably possible scenario would include an appreciation of the Real, and a reduction in the pulp price over a three-month period considering current market expectations and historical changes in prices of pulp. The other risk factors were not considered to have a significant effect on the results of financial instruments

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense )

Loans and financing	Appreciation of 2.5% of the U.S. dollar Ptax rate at June 30, 2011 - from R$ 1.56 to R$ 1.60	(197,448)
Cash, cash equivalents and marketable securities		7,972
Derivative instruments		(64,269)
Trade accounts receivable		20,837
Trade payables		(997)

		(233,905)

16 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The following information presents the fair value of derivatives, loans and financing and marketable securities, in two scenarios, considered adverse and of higher impact.  The scenarios are of a probable appreciation of the dollar and stressed considering a additional 25% and 50% increase in the related variables:

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values

	Probable	+/- (25% )	+/- (50% )

Derivative instruments	(64,269)	(610,003)	(1,222,605)
Loans and financing	(197,448)	(1,876,883)	(3,753,767)
Marketable securities	7,972	75,781	151,563

Additionally, a reduction of 8.52% in the list price of pulp, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index – Bloomberg source – last ten years) combined with an appreciation of 2.5% in the dollar exchange rate, would lead to reduction of approximately R$ 177.066  in net revenues over a 6-month period.

5	Cash and Cash Equivalents

	Average yield - % p.a.	June 30, 2011	December 31, 2010

Cash and banks		53,028	77,506
Cash equivalents
Foreign currency
Fixed-term deposits	0.55	303,206	353,957

Cash and cash equivalents		356,234	431,463

Fixed-term deposits are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

During the period ended June 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 8.

6	Marketable Securities

Marketable securities included financial assets classified as held for trading, as follows:

	June 30, 2011	December 31, 2010

Government securities and purchase and resale agreements (“repo”)	665,146	627,052
Private securities and repos	1,266,046	1,013,883

	1,931,192	1,640,935

Private securities are mainly composed by short-term investments in CDB and repos have immediate liquidity and carry out interest based on the variation of the Interbank Deposit Certificate (CDI). Government securities are composed by National Treasury Bill and Notes. The average yield of marketable securities is 101.75% of the CDI (101.5% in 2010).

17 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Company does not measure financial assets   in BOX (cap and floor) operations at fair value, because the product offered by the financial institution is considered to be an interest-bearing instrument, with interest based on CDI not exposing the Company to foreign exchange risk. The balance of these application in June 30, 2011 is R$ 29,000.

During the period ended June 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 9.

7	Derivative Instruments

The table below presents the outstanding derivative instruments classified by maturity, counterparty, notional value and fair value.

		June 30, 2011		December 31, 2010

Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

Swap whit strikes (call - sale)
January, 2014	Citibank	45,000	17,631	45,000	17,201
Swap LIBOR 3M x fixed
February, 2014	Morgan Stanley	129,606	(4,915)	153,171	(6,138)
February, 2014	Goldman Sachs	64,900	(6,491)	76,700	(3,202)
July, 2014	Goldman Sachs	81,250	(1,382)	87,500	(5,565)
Swap DI x US$
September, 2018	Safra	239,996	81,953	246,612	39,886
Swap TJLP x US$
June, 2017	Citibank	70,378	3,221
June, 2017	Santander	153,538	2,559
June, 2017	HSBC	83,347	4,400
Swap Pre x US$
December, 2017	Itaú	45,839	1,027
Non-deliverable forward (sale)
January, 2011	B. Espírito Santo			8,000	1,806
January, 2011	Bank of America			26,000	4,643
January, 2011	BNP Paribas			9,000	1,669
January, 2011	Goldman Sachs			5,000	377
January, 2011	HSBC			28,328	4,153
January, 2011	Itaú			15,000	909
January, 2011	Santander			18,700	1,939
January, 2011	Standard Bank			5,000	1,576
February, 2011	B. Espírito Santo			8,000	2,316
February, 2011	Bank of America			14,250	4,030
February, 2011	BNP Paribas			6,500	2,153
February, 2011	Citibank			5,000	389
February, 2011	Deutsche			5,000	379
February, 2011	Goldman Sachs			17,000	1,450
February, 2011	HSBC			13,127	1,561
February, 2011	Itaú			4,500	271
February, 2011	Santander			17,000	2,712
March, 2011	B. Espírito Santo			7,000	1,745
March, 2011	Bank of America			17,500	4,460
March, 2011	BNP Paribas			11,000	957
March, 2011	Deutsche			15,000	1,145
March, 2011	Goldman Sachs			7,000	394
March, 2011	HSBC			9,376	2,534

18 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		June 30, 2011		December 31, 2010

Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

February, 2011	Itaú			4,500	271
February, 2011	Santander			17,000	2,712
March, 2011	B. Espírito Santo			7,000	1,745
March, 2011	Bank of America			17,500	4,460
March, 2011	BNP Paribas			11,000	957
March, 2011	Deutsche			15,000	1,145
March, 2011	Goldman Sachs			7,000	394
March, 2011	HSBC			9,376	2,534
March, 2011	Itaú			8,500	933
March, 2011	Standard Bank			7,000	2,231
April, 2011	B. Espírito Santo			7,000	1,756
April, 2011	Bank of America			4,200	230
April, 2011	BNP Paribas			21,250	5,740
April, 2011	Goldman Sachs			11,200	701
April, 2011	HSBC			6,450	445
April, 2011	Itaú			3,000	462
April, 2011	JP Morgan			4,500	258
April, 2011	Santander			2,250	149
April, 2011	Standard Bank			14,000	4,428
May, 2011	B. Espírito Santo			5,000	765
May, 2011	BNP Paribas			18,000	1,771
May, 2011	Deutsche			15,200	969
May, 2011	Goldman Sachs			7,000	627
May, 2011	HSBC			3,500	324
May, 2011	Itaú			10,000	1,678
May, 2011	Santander			4,200	302
June, 2011	Bank of America			8,400	497
June, 2011	BNP Paribas			4,000	657
June, 2011	Deutsche			11,000	656
June, 2011	Goldman Sachs			9,200	656
June, 2011	Itaú			6,000	909
June, 2011	Santander			10,000	1,656
June, 2011	Standard Bank			10,200	565
July, 2011	B. Espírito Santo	8,400	1,984	8,400	490
July, 2011	BNP Paribas	9,000	2,396	9,000	785
July, 2011	Deutsche	13,000	1,251	3,000	141
July, 2011	Goldman Sachs	18,000	2,730	8,000	483
July, 2011	Itaú	20,000	6,464	20,000	2,834
July, 2011	Santander	4,000	1,384	4,000	653
July, 2011	Standard Bank	7,000	1,645	7,000	406
July, 2011	Morgan Stanley	15,000	866
July, 2011	Bank of America	15,000	867
August, 2011	Bank of America	38,200	3,045	8,200	499
August, 2011	BNP Paribas	13,000	3,375	13,000	1,032
August, 2011	Deutsche	11,000	2,626	11,000	654
August, 2011	HSBC	22,200	5,681	22,200	1,682
August, 2011	Standard Bank	13,000	2,099	8,000	480
August, 2011	Goldman Sachs	15,000	1,005
August, 2011	Itaú	22,500	813
August, 2011	Morgan Stanley	5,000	184
August, 2011	Santander	5,000	183
September, 2011	B. Espirito Santo	4,200	975	4,200	222
September, 2011	Bank of America	17,500	2,739	10,000	586
September, 2011	BNP Paribas	7,000	1,826	7,000	559
September, 2011	Deutsche	26,000	4,537	16,000	1,073
September, 2011	HSBC	9,200	2,319	9,200	659
September, 2011	Standard Bank	4,000	899	4,000	182
September, 2011	Itaú	15,000	701
September, 2011	Morgan Stanley	7,500	354
October, 2011	Bank of America	24,000	2,990	9,000	551
October, 2011	Citibank	4,000	932	4,000	212
October, 2011	Deutsche	9,000	2,159	9,000	535
October, 2011	Standard Bank	16,200	3,779	16,200	861
October, 2011	Goldman Sachs	10,000	829
October, 2011	Itaú	30,000	1,868

19 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		June 30, 2011		December 31, 2010

Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

October, 2011	Morgan Stanley	5,000	284
November, 2011	Bank of America	17,500	2,744	10,000	592
November, 2011	Standard Bank	21,200	4,945	21,200	1,123
November, 2011	Deutsche	10,000	566
November, 2011	Itaú	15,000	604
November, 2011	Standard Chartered	10,000	816
December, 2011	Deutsche	12,500	2,374	5,000	212
December, 2011	Standard Bank	14,700	1,957	7,200	351
December, 2011	Bank of America	5,000	293
December, 2011	Itaú	15,000	852
December, 2011	Morgan Stanley	7,500	542
December, 2011	StandardChartered	7,500	1,265
January, 2012	Banco Standard	7,500	308
January, 2012	Bank ofAmerica	15,000	870
January, 2012	Deutsche	7,500	1,287
January, 2012	Itaú	12,500	664
January, 2012	Santander	12,500	2,139
January, 2012	Standard Chartered	10,000	799
February, 2012	Bank ofAmerica	12,000	635
February, 2012	HSBC	12,000	649
February, 2012	Morgan Stanley	20,000	1,092
February, 2012	Santander	7,500	1,296
February, 2012	Standard Chartered	7,500	1,293
March, 2012	Bank ofAmerica	7,500	332
March, 2012	Goldman Sachs	20,000	1,410
March, 2012	HSBC	16,000	870
March, 2012	Itaú	7,500	337
March, 2012	Morgan Stanley	7,500	339
March, 2012	Standard Chartered	20,000	1,533
April, 2012	Itaú	7,500	334
April, 2012	Morgan Stanley	45,000	1,827
April, 2012	Standard Chartered	20,000	1,255
May, 2012	BES Brasil	10,000	483
May, 2012	Goldman Sachs	5,000	144
May, 2012	HSBC	25,000	1,052
May, 2012	Itaú	25,000	1,219
Options
December, 2011	Itaú	7,500	1,074
December, 2011	Itaú	(7,500)	(67)
December, 2011	Goldman Sachs	7,500	1,107
December, 2011	Goldman Sachs	(7,500)	(112)
January, 2012	Itaú	7,500	1,112
January, 2012	Itaú	(7,500)	(112)
January, 2012	Citibank	7,500	1,073
January, 2012	Citibank	(7,500)	(71)
January, 2012	Deutsche	7,500	1,057
January, 2012	Deutsche	(7,500)	(102)
January, 2012	Deutsche	7,500	1,054
January, 2012	Deutsche	(7,500)	(93)

20 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		June 30, 2011		December 31, 2010

Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

			208,837		132,972

Current			113,801		80,502

Non current			95,036		52,470

The following tables present the same derivatives, classified by type of instrument, disclosing the receivable or payable of for swap contracts, the type of hedge strategy adopted by the Company, and the schedule of potential disbursements and collections from the contracts.

Description by type of derivative

	Notional value - in currency of denomination		Fair value

Type of derivative	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

NDF (US$)	918,800	737,131	104,914	90,790
Swap JPY x US$ (JPY)	4,754,615	4,754,615	17,631	17,201
Swap DI x US$ (US$)	239,996	246,612	81,953	39,886
Swap LIBOR x Fixed (US$)	275,756	317,371	(12,788)	(14,905)
Swap TJLP x US$ (US$)	307,263		10,179
Swap Pre x USD (USD)	45,839		1,027
Options	45,000		5,921

			208,837	132,972

21 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Below is a summary of the open contracts breaking-down the receivable or payable status and by type of contract:

	Notional value - in currency of denomination		Fair value

Type of derivative	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Future contracts
Cash flow hedge (US$)	918,800	737,131	104,914	90,790

Swap contracts
Assets position
JPY fixed rate (JPY to USD)	4,754,615	4,754,615	104,580	112,182
USD LIBOR (LIBOR to Fixed)	275,756	317,000	430,758	509,000
BRL fixed rate (BRL to USD)	410,394	422,000	498,689	485,000
BRL TJLP (BRL to USD)	511,093		463,123
BRL Pre (BRL to USD)	73,022		66,395
Liabilities position
USD fixed rate (JPY to USD)	45,000	45,000	(86,949)	(95,000)
USD fixed rate (LIBOR to fixed)	275,756	317,000	(443,546)	(524,000)
USD fixed rate (BRL to USD)	239,996	247,000	(416,736)	(445,000)
USD fixed rate (BRL TJLP to USD)	307,263		(452,943)
USD fixed rate (BRL to USD)	45,839		(65,369)

Total swap contracts			98,002	42,182

Options
Dollar Options	45,000		5,921

			208,837	132,972

Below is a summary of the fair value and the amounts paid/collected e by type of hedge strategy:

	Fair value		Value paid or received

Type of derivative	June 30, 2011	December 31, 2010	June 30, 2011	June 30, 2010

Exchange rate hedge
Cash flow hedge	110,834	90,790	101,887	5,736
Debt hedge	110,790	57,087	9,837	(19,491)

Interest rate hedge
Debt hedge	(12,788)	(14,905)	(5,023)	4,150

	208,837	132,972	106,701	(9,605)

22 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The schedule of disbursement and collections are as follows:

	Foreign flow hedge- Exports	Foreign exchange hedge- Debt	Interest rate hedge	Total

2011	84,749	4,622	(7,362)	82,009
2012	26,085	1,259	(4,892)	22,452
2013		(146)	(553)	(699)
2014		29,777	19	29,796
2015		7,162		7,162
2016		8,607		8,607
2017		28,357		28,357
2018		31,153		31,152

	110,834	110,791	(12,788)	208,837

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursable at the contractual measurement date of at maturity for each transaction, when the final result will be determined, in accordance with the then prevailing market conditions. The outstanding contracts at June 30, 2011 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(a)	Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, which are considered highly probable transactions, for changes in the exchange rate between real and the U.S. dollar.

(b)	LIBOR vs. fixed rate swap

The Company has plain-vanilla swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any changes in LIBOR.

(c)	Japanese yen versus U.S. dollar swap

The Company has plain-vanilla swaps of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

(d)	DI versus U.S. dollar swap

The Company has plain-vanilla swaps of Interbank Deposit ("DI") versus the U.S. dollar with the objective of swapping the debt in reais with interest based on DI to a fixed-rate in U.S. dollars. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

23 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(e)	TJLP versus U.S. dollar swap

The Company has plain-vanilla swaps of long term interest rate ("TJLP") versus the U.S. dollar with the objective of swapping debt in reais with interest based on TJLP, to a fixed –rate in U.S. dollars. The swaps are matched to the related debt as regards as to underlying amounts, maturity dates and cash flows.

(f)	Dollar options

The Company entered into purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars with the same notional and maturity and the amounts are do not include any leverage feature. The difference between the strike prices of the put (lower) and of the call (higher) results in a floor and cap of the dollar exchange rate, thereby forming a "Collar".

(g)	Pre Swap versus U.S. dollar swap

The Company has plain-vanilla swaps of fixed interest rate in reais to fixed interest rates in U.S. dollar with the objective of hedging the debt in reais to a fixed interest-rate in dollar. The swaps are matched to debt as regards as to underlying amounts, maturity dates and cash flows.

(h)	Fair value measurement of derivative instruments

The Company estimates the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts in the event of early settlement. This difference result from factors such as liquidity, spreads or the interest of the counterparty i in a early settlement, among others. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided by the banks and with the estimates performed by independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by the Company for financial instruments consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to record the financial instruments is defined in a manual developed by the Company's risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon for fixed yields in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates were sourced from BM&FBOVESPA to calculate the fair values.

24 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The yield curves used to calculate the fair value were as follows:

Interest curve

Brazil		United States			Dollar coupon

Vertex	Rate (p.a. )	Vertex		Rate (p.a. )	Vertex		Rate (p.a. )

1M	12.21	1	M	0.19	1	M	3.93
6M	12.47	6	M	0.31	6	M	3.50
1A	12.65	1	A	0.38	1	A	3.47
2A	12.70	2	A	0.70	2	A	3.49
3A	12.60	3	A	1.15	3	A	3.84
5A	12.44	5	A	2.07	5	A	4.59
10A	12.22	10	A	3.44	10	A	5.89

8	Trade Accounts Receivable

	June 30, 2011	December 31, 2010

Domestic customers	72,577	251,374
Export customers	836,219	942,916
Allowance for doubtful accounts	(21,938)	(56,114)

	886,858	1,138,176

As detailed in Note 23, the company reclassified the amounts of R$ 84,194 and R$ 33,939 corresponding to domestic customers and allowance for doubtful accounts to assets held for sale as they relate to the Piracicaba plant. Additionally a combination of factors related to sales volume, average price of pulp in the internal market and the average collection period contributed to the reduction observed for domestic customers.

9	Inventories

	June 30, 2011	December 31, 2010

Finished goods
At plant/warehouses	244,567	165,534
Outside Brazil	513,799	435,456
Work in process	5,100	30,688
Raw materials	326,503	260,187
Supplies	117,497	101,572
Imports in transit	10,599	14,422
Advances to suppliers	1,639	5,982

	1,219,704	1,013,841

During the period ended June 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 12.

25 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

10	Recoverable Taxes

	June 30, 2011	December 31, 2010

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	212,727	251,688
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	22,727	25,433
Recoverable ICMS and Excise Tax (IPI)	573,279	557,457
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	598,553	520,339
Provision for impairment on ICMS credits	(499,213)	(481,527)

	908,073	873,390

Non-current	636,893	590,967

Current	271,180	282,423

During the period ended June 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 9.

11	Taxes on Income

The following is a reconciliation of the effective rate of income tax for the six months ended in June 30, 2011 and 2010:

(a)	Reconciliation of income tax and social contribution benefit (expense)

	June 30

	2011	2010

Income before income tax and social contribution	493,469	(44,848)

Income tax and social contribution at statutory nominal rate - 34%	(167,779)	15,644

Reconciliation

Equity in earnings (losses)	(104)	(206)
Reversal of social contribution credit on export profits (i)		82,922
Tax benefit from REFIS - Law 11941/09 (ii)	16,969	9,216
Difference in tax rates of foreign subsidiaries	44,718	185,528
Effect of tax benefit on CONPACEL goodwill		(23,777)
Present value adjustment - Aracruz acquisition	(13,943)	(63,504)
Other	(10,649)	(21,688)

Income tax and social contribution expense for the period	(130,788)	(184,135)

Effective rate - %	26.5	410.6

(i)	Effect of Social Contribution exemption on export revenues in 2003 (Note 21(a)(ii)) to the annual financial statement.

(ii)	Tax benefit related to reversal of interest and fines from the Tax Amnesty and Refinancing Program ("REFIS") (Note 18).

26 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(b)	Analysis of deferred tax balances

	June 30, 2011	December 31, 2010

Assets
Tax losses	606,752	699,556
Provision for contingencies	75,371	87,340
Sundry provisions	297,313	356,184
Tax amortization of goodwill	141,143	188,944

Total	1,120,579	1,332,025

Liabilities
Accelerated tax incentive depreciation	12,699	15,004
Foreign exchange variation - cash basis on loans	521,447	465,657
Reforestation costs already deducted for tax	332,633	194,945
Fair value of biological assets	210,454	297,273
Effect of business combination on acquisition of Aracruz	57,513	63,093
Deferral of gains on derivative contracts	71,190	45,173
Tax benefit on unamortized goodwill	134,188	137,012
Other provisions	4,202	4,203

Total	1,344,326	1,222,360

During the period ended June 30, 2011, the Company used the amount of R$ 365,091 of tax losses and of R$ 423,605 of  negative basis of Social Contribution, originated April of 2009 (which result in R$ 91,273 and R$ 38,124 of income tax and deferred social contribution respectively), for the payment of interest and fines from tax debts included in the “fiscal recovery program” (REFIS), consolidated in June 30, 2011, as detailed in Note 17

Goodwill on the Aracruz acquisition to be amortized for tax purposes is R$ 2,017,204, representing a tax credit of income tax and social contribution in the amount of R$ 685,850 to be recognized over 92 months.

12	Significant Related Party Transactions and Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. ("VID"), which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of its shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

27 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

	Balances receivable (payable )

	Nature	June 30, 2011	December 31, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(5)	(283)
BNDES	Financing	(1,751,492)	(1,754,267)

		(1,751,497)	(1,754,550)

Transactions with subsidiaries, joint ventures and associates
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(12,869)	(12,869)

Votorantim Group companies
VOTO III	Eurobond	(93,245)	(99,320)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(2)	(20)
Banco Votorantim S.A.	Financial investments	186,618	194,767
Vorantim Participações	Mutual agreement	4.683	5.307
Companhia Nitro Química Brasileira	Chemical products supplier	(608)	(590)
Anfreixo S.A.	Material supplier	(382)	(400)
Votorantim Cimentos S.A.	Leasing of lands	(14)	(248)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(31)	(31)
Votorantim Cimentos S.A.	Others	353	353

		97,372	99,818

Presented in the following lines:

Assets
Marketable Securities		186,618	194,767
Related parties – non current		4,683	5,307
Liabilities
Loans and Financing		(1,844,737)	(1,853,497)
Other liabilities		(13,558)	(14,088)

		(1,666,994)	(1,667,511)

28 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

	Income (expenses )

	Nature	June 30, 2011	June 30, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(4,146)	(5,117)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(59,056)	(68,561)

		(63,202)	(73,678)

Votorantim Group companies
VOTO III	Eurobond	3,321	(9,459)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(17,968)	(12,003)
Banco Votorantim S.A.	Investments	10,680	8,678
Companhia Nitro Química Brasileira	Chemical products supplier	(4,194)	(4,144)
Anfreixo S.A.	Material supplier	(3,740)	(3,825)
Votorantim Cimentos S.A.	Leasing of lands	(358)	(1.160)
Votorantim Metais Ltda.	Leasing of lands	(3,477)	(3,509)
Votorantim Cimentos S.A.	Others	2	7

		(15,734)	(25,415)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

(i)	Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,118 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advisory, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants, as detailed in the most recent annual financial statement (Note 21(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were entered int0.

(ii)	Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no allocation of expenses is necessary. There was a one-off purchase of intercompany receivables from this subsidiary relating to export shipments. These operations settled December 2011 at 1% p.a.

29 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled entity Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood.

(iii)	Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a. The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply its units in Jacareí and Piracicaba. The total amount contracted is R$ 104,000, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining contract amount.

The Company maintains investments in CDB and securities purchased under agreement to resell (“repos”) issued by Banco Votorantim S.A., with average remuneration of 104.3% of the CDI, maturity on September 27, 2011. The Company's cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19,000, in exchange for the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A.  until December 2012. This contract does not establish minimum quantities to be supplied. In addition, record-keeping and sewage services were contracted until January 2, 2013 for R$ 1,700. In the case of contract rescission, there is a fine set at 50% of the unexecuted part of the contract payable by the party requesting termination.

30 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio – CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the quarter ended June 30, 2011 and the year ended in December 31, 2010, no provision for impairment was recognized on assets involving related parties.

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 28, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for the fiscal year 2011q was R$ 37,491. The remuneration, including all benefits, are summarized as follows:

	June 30

	2011	2010

Short-term benefits to officers and directors	11,505	11,396
Termination benefits	7,613	4,789

	19,118	16,185

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved a compensation program based on the changes in the value of its shares, as detailed in the most recent annual financial statement (Note 26).

Short-term benefits to officers and directors do not include compensation for the Audit, Risk, Compensation and Sustainability Committees' members.

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

31 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

13	Property, Plant and Equipment

The rollforward  of the carrying amounts at the beginning of the year and at the end of period is as follows:

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credit		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	11,004	89	7,064		255,299	1,895	259,445
Disposals	(13,663)	(6,884)	(8,649)			(505)	(29,701)
Depreciation		(62,337)	(342,001)			(8,450)	(412,788)
Reclassification to assets held for sale	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	22,883	47,265	255,586	(15,711)	(368,448)	(196)	(58,621)

At June 30, 2011	1,855,682	1,536,040	8,167,707	264,744	242,156	40,273	12,106,602

(*)Refer to advances reclassified to biological assets group and non-current advances.

As detailed in Note 23, the company reclassified assets with a carrying amount of R$ 631,134 related to the Piracicaba unit and the Losango project as assets held for sale.

Other than that there have been no relevant changes with respect of the operations presented in the most recent annual financial statement and detailed in Note 17.

14	Biological Assets

The rollforward of the book balances at the beginning of the year and at the end of period is as follows:

	June 30, 2011	December 31, 2010

At the beginning of the period	3,550,636	3,791,084
Change in fair value
Depleted during the period	(476,450)	(851,681)
Additions	353,130	642,567
Change in fair value	5,790	92,319
Disposals	(2,005)
Advance to suppliers transfers	39,726	37,112
Reclassification to assets held for sale	(241,595)	(160,765)

At the end of the period	3,229,232	3,550,636

As detailed in Note 23, the company reclassified the biological assets related to the Losango project amounting to R$ 241,495 to assets held for sale, in a total amount of R$ 241,595.

32 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Other than that there have been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 19.

Following the company’s accounting policy during the six months ended June 30, 2011 a measurement of the fair value of biological assets was performed. There were no relevant changes to the assumptions adopted in December 31, 2010 and the final result of  measurement generated a total adjustment of R$.5,790.

15	Intangible Assets

(a)	Analysis

		June 30, 2011			December 31, 2010
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Systems development and deployment	20	206,247	149,653	56,594	63,239
Databases	10	456,000	114,000	342,000	364,800
Patents	15.9	129,000	51,362	77,638	87,910
Relationship with suppliers
Diesel and ethanol	20	29,000	16,457	12,543	15,834
Chemical products	6.3	165,000	25,987	139,013	144,210
Goodwill
Aracruz		4,230,450		4,230,450	4,230,450

		5,215,697	357,459	4,858,238	4,906,443

In the period ended June 30, 2011 there has been no relevant changes with respect of the operations presented in the most recent annual financial statement and detailed in Note 18.

33 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

16	Loans and Financing

Current

Type/purpose	Average annual charges - %	June 30, 2011	December 31, 2010

In foreign currency
Export credits (prepayment)	4.1	49,943	42,967
Bonds - VOTO IV	8.5	663	788
Eurobonds (issued by VOTO III)	4.3	1,774	1,875
Eurobonds (issued by Fibria Overseas)	7.4	28,058	34,558
Export credits (ACC)	2.0	303,015	66,693
FINIMP	1.5		2,417
Leasing	2.0	7,101	4,189
Export credits (Finnvera)	4.4	36,028	39,089
EIB Europe Inv. Bank	0.9	2,608	4,178

		429,190	196,754

In reais
BNDES
TJLP	9.1	296,437	294,972
Currency basket	8.6	39,755	41,996
Rural credit note	6.3	45,230	20,611
NCE in reais	9.6		63,246
Midwest Region Fund	8.5	11,707	6,105

		393,129	426,930

		822,319	623,684

Non-current

Type/purpose	Average annual charges - %	Maturity	June 30, 2011	December 31, 2010

Foreign currency
Export credits (prepayment)	4.1	2012 a 2020	2,324,522	4,440,775
Bonds - VOTO IV	8.5	2020	303,721	333,240
Eurobonds (issued by VOTO III)	4.3	2014	92,171	97,445
Eurobonds (issued by Fibria Overseas)	7.4	2021	3,926,441	2,896,617
Export credits (ACC)	2.0	2012	195,375
FINIMP	1.5	2012		2,154
Leasing	2.0	2013	8,658	19,260
Export credits (Finnvera)	4.4	2012 a 2018	196,439	227,328
EIB Europe Inv. Bank	0.9	2012		694

			7,047,327	8,017,513

In reais
BNDES
TJLP	9.1	2012 a 2017	1,247,976	1,246,757
Currency basket	8.6	2012 a 2017	167,324	170,542
NCE	6.3	2012 a 2013	475,664	455,555
Midwest Region Fund	8.5	2012 a 2017	61,788	67,406

			1,952,752	1,940,260

			9,000,079	9,957,773

34 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The maturities of the non-current portion of the debt at June 30, 2011 are presented below:

Maturity of
long-term		Foreign
Installments	Reais	currency	Total	Percentage

2012	173,166	215,101	388,267	4%
2013	338,845	212,778	551,623	6%
2014	391,375	440,664	832,039	9%
2015	394,753	243,638	638,391	7%
2016	242,790	326,835	569,625	6%
2017	268,221	427,111	695,332	8%
2018	139,348	360,875	500,223	6%
2019	4,253	369,477	373,731	4%
2020		3,280,358	3,280,358	36%
2021		1,170,490	1,170,490	13%

	1,952,751	7,047,328	9,000,079	100%

(a)	Relevant operations entered into during the semester

On January 2011, the Company executed three Export Credit ("ACC") contracts receiving advances against future exports in the amount of US$ 50 million each, resulting in a total of US$ 150 million  (equivalent to R$ 248,640 at the exchange rates of the dates of each disbursement) maturing in June 2012 with a fixed interest rate of 2.09% p.a.

On March 2011, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2021", equivalent to R$ 1,240,875 at the exchange rate of the date of the transaction) in the international market, maturing in ten years and with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

On May 2011, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 300 million (equivalent to R$ 488,850 at the exchange rate of the date of the transaction), bearing interest at the quarterly LIBOR rate plus 1.80% p.a.  (which can be reduced to 1.60% p.a. upon obtaining investment grade) maturing in 8 years, with annual principal installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

On June 2011, the Company signed six Export Credit Contracts (“ACC”) in the amount of US$ 125 million (equivalent then to R$ 197,575 at the exchange rate of the date of the transaction) with maturities through November 2012, with a fixed interest rate, being US$ 75 million at 2.05% p.a and US$ 50 million at 2.09% p.a.

(b)	Relevant operations settled during the semester

On March 29, 2011 the Company early repaid, with proceeds from the Conpacel sale and from the issuance of the Fibria 2021 bond, the amount of US$ 600 million (equivalent to R$ 992,760 at the exchange rate on the date of repayment) an operation contracted in September 30, 2010, concerning an Export Credit Contract with eleven banks in the amount of US$ 800 million (equivalent to R$ 1,355,360 at the exchange rate of the date of the transaction) with maturities through 2018, bearing interest at the quarterly LIBOR rate plus 2.755%, which can be reduced to 2.3% depending on the levels of indebtedness and the rating of the Company.

35 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

On March 21, 2011 the Company early repaid the total amount of US$ 600 million (equivalent to R$ 999,120 at the exchange rate of the date of  payment), with proceeds from the Conpacel sale and the Fibria 2021 bond, an operation contracted in June 30, 2010, concerning an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900 at the exchange rate of the date of the transaction) with maturities through 2017, bearing interest at the quarterly LIBOR rate plus 2.80%.

On march 30, 2011, the Company settled in advance the total amount of US$ 200 million (equivalent to R$ 327,200 at the exchange rate of the date of payment), with proceeds from the Conpacel sale and from the Fibria 2021 bond, of Export Credit Contract with Banco do Brasil, bearing interest at the LIBOR rate plus 3.20% until 5.00%, maturing in 2018, renegotiated at September 30, 2010 when was reduced to 2.80%.

(c)	Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables in a specific collateral account. In the six months ended June 30, 2011 we renegotiated the covenants of the more restrictive contracts in order to make them consistent with  the other financing contracts.

The new operations of PPE and “Revolver”, outlined in items (a) and (d), are subject to such restrictive clause. After the renegotiation, the Export Credit Contracts negotiated between 2009 and 2010, and these two new operations are subject to maintenance, at the end of each quarter, of the following levels:

	June, 2011	September, 2011	December, 2011	March, 2012	June, 2012	September, 2012	December, 2012 and after

Debt service cover (i)	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Indebtedness level (ii)	4.00	4.25	4.00	4.00	4.00	4.00	3.50

(i)
Defined as the ratio of (i) EBITDA for the last four quarters measured based on information prepared  in accordance with accounting practices adopted in Brazil and adjusted  with respect to (ii)  total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters.

(ii)	Net debt to Adjusted EBITDA (for the last four quarters).

The principal events of default under these contracts remain unchanged  with respect to those disclosed in December 31, 2010.

The Company was fully in compliance with the covenants established in the contracts with the banks at June 30, 2011.

(d)	Unused lines of credits

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a Revolving Credit Facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus 1.55% over the disbursed amounts. Over undisbursed amounts the Company will pay 35% of the agreed interest cost.

36 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(e)	Fair value of loans and financing and payable - Aracruz acquisition

The book value and fair value of loans and financing and payable - Aracruz acquisition are as follows:

	Book value		Fair value

	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Export credits	3,105,322	4,816,852	3,059,212	5,410,468
Bonds	4,352,828	3,364,523	6,231,962	4,962,249
Finimp		4,570		4,627
Leasing	15,759	23,449	16,066	48,408
National Bank for Economic and Social Development (BNDES)	1,751,492	1,754,267	1,607,956	1,627,630
Rural credit note		20,611		20,449
NCE	520,894	518,801	684,757	622,709
Payable - Aracruz acquisition	626,113	1,440,676	626,166	1,440,676
Other	76,103	78,384	25,994	78,384

	10,448,511	12,022,133	12,252,113	14,215,600

17	Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies for potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At June 30, 2011, these claims amount to: tax R$ 1,464,298 and civil R$ 74,703.

37 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The change in the provision for contingencies is as follows:

	June 30,	December 31,
	2011	2010

Initial balance	364,097	712,873

Reversal	(123,624)	(396,696)

New contingencies	1,221	13,934
Monetary correction	63,296	33,986

Closing balance	304,990	364,097

(-) judicial deposits	(247,787)	(209,069)

Net balance	57,203	155,028

Net exposure by type:
Tax	14,111	103,843
Labor	36,110	41,191
Civil	6,982	9,994

	57,203	155,028

(*)
The reversal occurred mainly as result of adherence to the Fiscal recovery program described below and the reversal, in 2010, of the provision for social contribution on net income from exports for the year 2003, in the amount of R$ 82,922, as detailed in Note 21, to the annual financial statement.

Tax Amnesty and Refinancing Program (“REFIS”)

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 the Company has made the consolidation of debts in the Fiscal Recovery Program (REFIS), having complied all formal requirements established in the legislation and the amounts included relate mainly to:

.	CSLL– Judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment nº 33/2001

.
IRPJ/CSLL – Judicial measure aiming the “CORREÇÃO MONETÁRIA” of the balance sheet without monetary losses generated by the “Plano Verão” – Economic plan established by the PROVISIONAL MEASURE  32/1989, converted into law 7.730/89;

.	IRRF/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%;

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations;

38 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

.
Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

.
Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

.	COFINS - rate increase from 2% to 3% as established by Law 9718/98;

.
CSLL – Tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

The following is a summary of the final values included in the program, as well the benefits obtained:

Detail of amounts
Total debts updated included in the program	516,783
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)
Total debt payable	309,356
Payments made	(21,356)
Balance of debt at June 30	288,000

Total of judicial deposits updated	349,802

Credit balance at June 30	61,802

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company is presented within non-current assets under other accounts receivable.

39 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

18	Long-term Commitments

(a)	Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers for a maximum period of 11 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at June 30, 2011 correspond to R$ 232,953 per year (R$ 272,595 at December 31, 2010).

(b)	Supply arrangements

Additionally, in 2007, the Company entered into a long-term agreement with International Paper for the supply of pulp for a 30-year period. The obligation based on this agreement totaled R$ 102,644 at June 30, 2011 (R$ 103,445 at December 31, 2010).

(c)	Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 79,271 at June 30, 2011 (R$ 217,389  at December 31, 2010). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

Additionally, the Company signed contracts to purchase wood from eucalyptus forests with unrelated parties maturing in seven years, in the amount of R$ 230,442 million.

19	Net Revenue

The reconciliation between gross and net revenue for the periods ended June 30, 2011 and 2010 is as follows:

	June 30

	2011	2010

Gross revenue	3,569,261	3,978,679
Federal, state and city sales taxes	(149,448)	(187,800)
Discounts and returns (*)	(413,604)	(651,452)

Net revenue	3,006,209	3,139,427

(*) Related mainly to the export customers' performance rebate.

40 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

20	Financial Results

The financial results for the periods ended June 30, 2011 and 2010 are summarized as follows:

	June 30

	2011	2010

Financial expenses
Interest on loans and financing (i)	(399,533)	(358,114)
Unwinding of interest-acquisition of Aracruz shares	(41,008)	(187,780)
Losses on derivative financial instruments	(22,270)	(761)
Others	(33,525)	(13,589)

	(496,336)	(560,244)

Financial income
Gains on financial investment	91,875	119,731
Gains on derivative financial instruments	204,947
Reversal of indexation charges on contingent liabilities (ii)		73,409
Others	9,745	10,582

	306,567	203,722

Exchange gains/losses on loans and financing	507,802	(359,999)
Indexation and exchange variations on other assets and liabilities	(29,967)	69,414

	477,835	(290,585)

Net financial result	288,066	(647,107)

(i)	Includes amortization of borrowing costs in the amount of R$ 59,505.
(ii)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003 (Note 22(a)(iii)) to the annual financial statements.

41 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

21	Expenses by Nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses for the six months ended June 30, 2011 and 2010 are as follows:

	June 30

	2011	2010

Cost of sales
Depreciation, depletion and amortization	942,409	811,272
Freight	277,792	283,047
Benefits to employees	213,216	230,740
Variable costs	1,042,812	961,828

	2,476,230	2,286,887

Selling expenses
Benefits to employees	9,495	14,395
Commercial expenses	117,381	116,374
Operational leasing	420	1,042
Depreciation and amortization charges	5,621	2,488
Allowance for doubtful accounts	1,193	16,477
Other expenses	3,955	(4,720)

	138,065	146,056

General and administrative and Directors' fees expenses
Benefits to employees	65,353	62,711
Third-party services (consulting, legal and others)	55,940	59,902
Provision for losses	(424)	5,722
Depreciation and amortization charges	11,507	5,400
Donations and sponsorship	4,479	3,481
Other expenses	20,699	10,501

	157,554	147,717
Other operating revenues and expenses
Amortization of step-up to fair value of assets including intangible assets	(10,402)	(36,671)
Fair value of biological assets	5,790	110,499
Expenses related to the inclusion in the tax recovering program (REFIS)		(20,594)
Others	(24,040)	(9,135)

	(28,652)	44,099

42 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

22	Earnings per Share

(a)	Basic

The following table presents the detail of the calculation of the earnings per share:

	Continuing operations		Discontinuing operations

	2011	2010	2011	2010

Net income attributable to the shareholders of the Company	361,248	136,863	240,655	(768)

Weighted-average number of common shares outstanding	467,591,824	467,849,700	467,591,824	467,849,700
Basic earnings per share (in reais)	0.773	0.293	0.515	(0.002)

(b)	Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

23	Non-current Assets Held for Sale and discontinued operations

(a)	Discontinued operations - Conpacel and KSR

As mentioned in Note 1, the Board of Directors approved the sale of CONPACEL and KSR, including the industrial facilities, land and forests. The information about the results of operations for the six months ended June 30, 2011 and 2010os presented below:

(i)	Discontinued Operations –Information on statement of operations

	June 30

	2011	2010

Net revenue	65,640	344,854
Cost of sales	(41,648)	(272,357)

Gross profit	23,992	72,507

Selling, general and administrative expenses	(13,575)	(16,993)
Financial results	(106)	(9,089)
Gain on disposal	357,196
Others	(2,878)	(42,086)

Income before taxes on income	364,629	(1,164)

Taxes on income	(123,974)	396

Net income from discontinued operations	240,655	(768)

43 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(ii)	Discontinued operations – Information on cash flow

	June 30

	2011	2010

Net cash provided by operating activities	36,886	38,809
Net cash used in investing activities	1,558,768	(19,181)
Net cash used in financing activities (*)	(1,595,654)	(19,628)

(*)	Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)	Gain on disposal

We present bellow the computation of the gain recorded in the first quarter regarding the disposal of the CGUs CONPACEL and KSR:

Gain

Selling price	1,508,768
(-)Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)
Goodwill	(475,413)
Inventories	(84,055)
Other assets and liabilities	(3,158)

(=)Gross gain recognized as other operating Income from discontinuing operations	357,196
(-)Income taxes	(121,447)

(=) Net gain	235,749

(b)	Assets held for sale - Piracicaba unit and Losango project

In June 30, 2011, management, in implementing the strategy of the Company to concentrate activities in the pulp business and taking into account the programs in place in order to identify a potential buyer and to conclude the sale of the paper facility in Piracicaba and the Losango project assets, had classified these assets and the related liabilities as held for sale.

The Piracicaba plant and the Losango project assets are in condition for a immediate sale and management currently expects the sale to be consummated within twelve months from June 30 ,2011.

The Piracicaba plant consists of a plant to produce thermal papers, coated and carbonless, with an annual capacity over then 160 thousand tons, which has the following assets and liabilities, classified as assets and liabilities held for sale, summarized below:

44 of 45

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Assets		Liabilities

Current		Current
Trade receivables	50,255	Trade payable	24,097
Inventories	85,786	Payroll, profit sharing and related charges	7,714
Others	1,410	Other	5,098

	137,451
			36,909
Non-current
Property, plant and equipment	287,460
Others	2,391

	289,851

Total assets	427,302	Total liabilities	36,909

The Losango project is substantially represented by lands and forest localized in Capão do Leão, at the Rio Grande do Sul state, having an approximated forest area of 110 thousand hectares. At June 30, 2011, the project assets can be summarized as below:

Assets
Non-current
Biological assets	241,595
Property, plant and equipment	343,704
Advances to suppliers	31,833
Others	55

Total assets	617,187

The Piracicaba plant was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to the consolidated activities. The Losango project does not generate results from its operations.

24	Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/Nº003/2011, in the annual financial statements were presented explanatory notes with details about shareholder’s equity (Note 24), benefits to employees (Note 25), and insurance (Note 31), whose assumptions, operations and policies have not had relevant changes in relation to the position presented in the financial statement of December 31, 2010.

*          *          *

45 of 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 27, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO